EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual report of Gilat Satellite Networks Ltd. (the “Company”) on Form 20-F for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Oren Most, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted § 906 of the Sarbanes-Oxley Act of 2002, that:

    1.        The Report fully complies with the requirements of section 139a) or 15(d) of the Securities Exchange Act of 1934; and

    2.        The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Oren Most
Chief Executive Officer and President
March 18, 2004

105

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual report of Gilat Satellite Networks Ltd. (the “Company”) on Form 20-F for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Tal Payne, principal financial officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted § 906 of the Sarbanes-Oxley Act of 2002, that:

    1.        The Report fully complies with the requirements of section 139a) or 15(d) of the Securities Exchange Act of 1934; and

    2.        The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Tal Payne
Principal Financial Officer
V.P. Finance
March 18, 2004

106